Exhibit 1

MI Developments Inc.

Annual Information Form

March 29, 2010

Market for Securities	36

Directors and Officers	37

Audit Committee	40
Audit Fees	41

Transfer Agent and Registrar	41

Legal Proceedings	41
Ontario Securities Commission Hearing	42
Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors	42

Material Contracts	43
2007 MEC Bridge Loan	43
MEC Project Financings	44
2008 MEC Loan	46
DIP Loan	47
Support Agreement	48
Board Approvals	48

Experts	48

Additional Information	49

Appendix A MI Developments Inc. Audit Committee Charter/Mandate	A-1

2

In this Annual Information Form, unless the context otherwise requires, when we use the terms “we”, “us”, “our”, “MID” and the “Company”, we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries). When we use the term “MEC”, we are referring to Magna Entertainment Corp. and its subsidiaries, unless the context otherwise requires. When we use the terms “Real Estate Business”, “our properties”, “our income-producing properties”, “our real estate assets” or similar expressions, we are referring to the Real Estate Business, properties and assets owned by MID, but we are not including the business, real estate properties and assets of MEC or its subsidiaries, unless the context otherwise requires. When we use the term “Magna”, we are referring to Magna International Inc. and its subsidiaries, unless the context otherwise requires.  When we use the term the “Magna group”, unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities.  In this Annual Information Form, we refer to United States dollars as “dollars”, “$”  or “U.S. dollars”, we refer to Canadian dollars as “Cdn.$” and we refer to euros as “EUR”.  We publish our financial statements in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statements

This Annual Information Form may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and MID’s participation therein and statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the MEC Chapter 11 proceeding, including the success or timing of the implementation of the Second Amended Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., the success or timing of the auction of MEC’s assets, and the outcome of any proceedings related to the MEC Chapter 11 proceeding or MID’s involvement therein (including as a result of any objections raised with the Bankruptcy Court), and the risks set forth in this Annual Information Form in the “Risk Factors” section, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

CORPORATE STRUCTURE

Our Company

We are a publicly traded (TSX: MIM.A; MIM.B — NYSE MIM) real estate operating company engaged principally in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units.  We are the successor to Magna International Inc.’s (“Magna”) real estate division which prior to our spin-off was organized as an autonomous business unit within Magna.  Members of the Magna group of companies are our primary tenants and provide approximately 98% of the annual real estate revenue generated by our income-producing properties.  We also own land for industrial development and own and acquire land that we intend to develop for mixed-use and residential projects.  In addition, we hold a majority equity interest in Magna Entertainment Corp (“MEC”), an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.

On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act (the “CCAA”) in Canada.  On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code (as amended, the “Plan”) and the related Disclosure Statement (as amended, the “Disclosure Statement”) in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote International, Inc. (“AmTote”) and XpressBet, Inc. (“XpressBet”).  On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club (“MJC”) to MID.  The Plan is subject to the confirmation of the Court.  For further details, see “Company Overview — Magna Entertainment Corp. — Chapter 11 Filing and Plan of Reorganization” and “Legal Proceedings — Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors”.

In this Annual Information Form, we use the term “Real Estate Business” to refer to the operations over which our Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, which excludes the operations of MEC.

MID is the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario):  1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID.  These companies were wholly-owned subsidiaries of Magna and held Magna’s real estate division and the controlling interest in MEC.  All of our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.  As a result of this spin-off transaction, we acquired Magna’s controlling interest in MEC.

Our registered and head office is located at 455 Magna Drive, Aurora, Ontario and our general telephone number is (905) 713-6322.

Corporate Structure and Subsidiaries

The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation, as of December 31, 2009.  Parent/subsidiary relationships are identified by indentation.  The percentages of the votes attaching to all voting securities beneficially owned by us or over which control or direction is exercised by us, directly or indirectly, is also indicated.  Subsidiaries not shown individually each represent less than 10% of our total 2009 consolidated revenues and total 2009 consolidated assets and, if considered in the aggregate, represent less than 20% of our total 2009 consolidated revenues and total consolidated assets.  Our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments (America) Inc.	100%	Delaware
MI Developments Austria GmbH	100%	Austria
MID Europa Liegenschaftsverwaltungs GmbH	100%	Austria
MID Liegenschaftsverwaltungs GmbH	100%	Austria
MI Developments Barbados Financing Inc.	100%	Barbados
MID Islandi sf	100%	Iceland
MI Developments US Holdings Inc.	100%	Delaware
MI Developments US Financing Inc.	100%	Delaware

COMPANY OVERVIEW

Overview

Our Company

We are a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties.  We also own land for industrial development and own and acquire land that we intend to develop for mixed-use and residential projects.  We also hold a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.

On March 5, 2009, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which will provide for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote and XpressBet.  On March 23, 2010, the Plan was amended to include the transfer of MJC to MID.  The Plan is subject to the confirmation of the Court.  For further details, see “Company Overview — Magna Entertainment Corp. — Chapter 11 Filing and Plan of Reorganization” and “Legal Proceedings — Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors”.

As a result of the MEC Chapter 11 filing, we have concluded that, under GAAP, we ceased to have the ability to exert control over MEC on or about the Petition Date.  MEC represented approximately 42%  and 0% of our consolidated assets and approximately 77% and 42% of our consolidated revenues from continuing operations for the years ended December 31, 2008 and 2009, respectively.  As a result of the MEC Chapter 11 filing, the carrying value of MID’s equity investment in MEC has been reduced to zero and deconsolidated from our results beginning on the Petition Date.  Under the Plan, on the later to occur of the effective date of the Plan and the date the shares of MEC Lone Star, LP (“Lone Star LP”) or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan (the “Plan Administrator”).

We refer to the operations over which our Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our “Real Estate Business”, which excludes the operations of MEC.

Our Real Estate Business

We are the successor to Magna’s real estate division, which prior to our spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.  The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on our shareholders’ equity over the long term.  Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.  In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park.

Subject to the significant decline in the level of business we have received from Magna over the past five years as discussed under “Company Overview — Our Relationship with Magna”, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities.  At December 31, 2009, the Real Estate Business holds a global portfolio of 106 income producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland.  This portfolio of income-producing properties represents 27.4 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2009.  The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.  This portfolio represents approximately 88% of the net book value of our real estate assets at that date.  These properties are leased primarily to members of the Magna group by way of operating leases, which provide approximately 98% of the annual real estate revenue generated by our income-producing properties.

Our properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which we are seeking planning and zoning changes in order to develop mixed-use and residential projects.  At December 31, 2009, our properties held for development included approximately 1,400 acres with a total net book value of $169.8 million.

At December 31, 2009, we had no projects under development.  Subsequent to year-end, the Real Estate Business commenced a development project in Mexico relating to a 117,000 square foot expansion of a facility leased to Magna.  The total anticipated cost of this project is approximately $4.0 million.

At December 31, 2008, the Real Estate Business had one property held for sale, which consisted of land and a vacant building with a carrying value of $0.5 million.  In the third quarter of 2009, the Company completed the sale of this property for cash consideration of $0.8 million and realized a gain on disposal of $0.2 million.  At December 31, 2009, we had no properties held for sale.

We also participated in the redevelopment of two of MEC’s racing and alternative gaming venues by making available through a wholly-owned subsidiary of MID (the “MID Lender”) two project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park (up to $162.3 million plus costs and capitalized interest) and Remington Park (up to $34.2 million plus costs and capitalized interest) — see “Material Contracts” for details.  As a result of an auction, the Court approved the sale of Remington Park on September 15, 2009 to Global Gaming RP, LLC.  Pursuant to the Plan filed on February 18, 2010 by MEC, it is proposed that MEC’s interest in Gulfstream Park, including MEC’s interest in The Village at Gulfstream Park be transferred to MID subject to confirmation of the Plan by the Court.  The sale of Remington Park was completed on January 1, 2010 and the Debtors used the proceeds from that sale to repay the first tranche of their DIP Loan obligations (as defined below), with a portion of the excess proceeds to be held in escrow subject to release on the effective date of the Plan to be used to pay and satisfy in full all outstanding DIP Loan obligations.

Three-Year History

2009

For the year ended December 31, 2009, on existing leases, we completed seven minor Magna related projects (four in Canada, two in the U.S. and one in Austria) and two third-party projects (both in Canada).  Late in December 2009, we acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna.

2008

For the year ended December 31, 2008, we brought on-stream eight expansion projects (four in Germany, three in Austria and one in Mexico) for Magna, representing an aggregate of 144 thousand square feet of leaseable area.  We also signed long-term leases with two third-party tenants and brought on-stream one expansion project for one of these tenants in Canada, representing 10 thousand square feet.

2007

For the year ended December 31, 2007, we brought on-stream four expansion projects (two in Canada, one in the U.S. and one in Austria) for Magna, representing an aggregate of 67 thousand square feet of leaseable area.  We also purchased four development properties from MEC for an aggregate purchase price of $89.1 million.

Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 13 of our income-producing properties.  Magna is the most diversified global automotive supplier.  Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Magna’s product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.  As at December 31, 2009, Magna employed approximately 72,500 people in 238 manufacturing operations and 79 product development, engineering and sales centres, in 25 countries.

The terms of the Real Estate Business’ lease arrangements with Magna generally provide for the following:

•                  leases on a “triple-net” basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•                  rent escalations based on either fixed-rate steps or inflation;

•                  renewal options tied to market rental rates or inflation;

•                  environmental indemnities from the tenant; and

•                  tenant’s right of first refusal on sale of property.

Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”).  Magna is currently rated “BBB” with a stable outlook by Standard & Poor’s (“S&P”) and “BBB (high)” with a stable outlook by DBRS Limited (“DBRS”).  Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna.  Magna is indirectly controlled by the Stronach Trust (of which Mr. Stronach and three other members of his family are trustees and members of the class of potential beneficiaries) through the right to direct the votes attaching to 100% of Magna’s Class B Shares and approximately 66% of the votes attaching to all of Magna’s shares in the aggregate.  See “Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder”.

Magna’s top customers in North America in 2009 included BMW, Daimler, Fiat/Chrysler Group, Ford, General Motors, Honda, Hyundai-Kia, Mazda, Mitsubishi, Renault-Nissan, Suzuki, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries.  Magna’s North American production sales accounted for approximately 43% and 46% of its consolidated sales for 2009 and 2008, respectively.

Magna’s top customers in Europe in 2009 included Aston Martin, BMW, Daimler, Fiat/Chrysler Group, Ford, GAZ, General Motors, Honda, Hyundai-Kia, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Tata Motors, Toyota, and Volkswagen, as well as their respective operating divisions and subsidiaries.  Magna’s European production and vehicle assembly sales accounted for approximately 44% of its consolidated sales for each of 2009 and 2008, respectively.

Magna’s top customers in “Rest of World” in 2009 included BMW, Chang’an Auto, Chery Automobile, Daimler, Fiat/Chrysler Group, First Automobile Works, Ford, Geely, General Motors, Great Wall Motor Company, Honda, Hyundai-Kia, Mazda, Mitsubishi, PSA Peugeot Citroën, Renault-Nissan, Shanghai Automotive, Suzuki, Tata Motors, Toyota, Volkswagen, as well as their respective operating divisions and subsidiaries or joint ventures.  Magna’s Rest of World production sales accounted for approximately 4% and 2% of its consolidated sales for 2009 and 2008 respectively.

Magna’s sales for the year ended December 31, 2009 were approximately $17.4 billion, down from $23.7 billion in the prior year. Its operating loss was $511 million and net loss was $493 million, decreases of $839 million and $564 million, respectively, from the prior year.

For more information on the conditions affecting the automotive industry and Magna’s results of operations, we encourage you to consult Magna’s public disclosure, including its Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2009, its 2009 Annual Report and its Annual Information Form for 2009.

Our Relationship with Magna

For the years ended December 31, 2009 and 2008, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant.  Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.4 million square feet of leaseable area at December 31, 2009.  Between the end of 1998 and the end of 2009, the total leaseable area of our income-producing property portfolio has increased by approximately 15.0 million square feet (net of dispositions), representing an 11-year compound annual growth rate of approximately 7.4%.

The level of business MID has received from Magna has declined significantly over the past five years.  This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna’s plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID’s ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight Capital Inc. (“Greenlight”) including the litigation that is described under “Legal Proceedings”.  Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight’s appeal of the October 2006 decision dismissing Greenlight’s oppression application was dismissed and the Ontario Securities Commission (“OSC”) has dismissed the applications of Greenlight and certain other holders of MID Class A Shares, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna.  Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2009 and we have incurred a net reduction in total leaseable area of approximately

0.1 million square feet since the end of 2006.  Between the end of 2004 and the end of 2009, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.4%.

Automotive Industry Trends and Magna Plant Rationalization Strategy

With the apparent stabilization and improvement in the global automotive industry in the second half of 2009, a number of the trends which impacted the industry and Magna’s business beginning in the second half of 2008 appear to be diminishing. For example, vehicle production levels, particularly in North America, appear to be improving as compared to the low levels experienced in the second half of 2008 and first half of 2009. However, forecast vehicle production levels in both North America and Europe for 2010 remain significantly below historic averages and remain sensitive to continued improvement in overall economic conditions. Similarly, while the short-term viability of several of our customers has improved due to significant government intervention and restructuring actions, the long-term viability of certain of Magna’s customers remains uncertain. Continued improvement in the global automotive industry is heavily dependent on factors such as consumer confidence, employment levels, household debt, real estate values, the continued availability of consumer credit, interest rates, energy prices and other factors. At this time, it is too early to determine whether the apparent stabilization and improvement in the economy and automotive industry in the second half of 2009 will continue.

The impact of other recent trends also remains uncertain. For example, as a result of the restructuring of the global automotive industry in 2008/2009, the financial condition of the automotive supply base deteriorated significantly, with a number of suppliers restructuring while under bankruptcy protection or ceasing operations altogether. In the short-term, Magna has secured a significant amount of takeover business as its customers transferred business from weak suppliers to stronger suppliers. However, the mid to long- term impact of the restructuring of the automotive supply base cannot be determined at this time. Some of Magna’s competitors have successfully emerged from bankruptcy restructurings, leaving them with strong balance sheets, reduced cost structures and improved overall competitiveness.

One recent and growing trend in the automotive industry, born out of the need to carefully manage costs, is the growth of cooperative alliances and arrangements among competing automotive OEMs. New and increasing relationships include features such as: shared purchasing of components; joint engine, power train and/or platform development; and engine, power train and platform sharing. Cooperation among competing OEMs is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost for OEMs to compete in these vehicle segments.

A number of general trends which have been impacting the automotive industry in recent years are expected to continue, including:

•                  the exertion of  pricing pressure by OEMs;

•                  government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•                  government regulation of fuel economy and emissions;

•                  the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                  the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets; and

•                  the consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand.  Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

Magna’s plant rationalization strategy currently includes 13 facilities under lease from the Company in North America (three in Canada and ten in the United States) with an aggregate net book value of $44.6 million at December 31 2009.  These 13 facilities represent 1.8 million square feet of leaseable area with annualized lease payments of approximately $6.7 million, or 3.8% of MID’s annualized lease payments at December 31, 2009.   The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2009, disregarding renewal options, is approximately 4.9 years.  MID management expects that given Magna’s publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities.  Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

See “Risk Factors — Risks Related to Our Real Estate Business”, particularly the first four risks identified therein.

For more details on the impact of the Magna plant rationalization strategy and the shareholder dispute on our income-producing portfolio, see “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio”.

Magna Entertainment Corp.

MEC is an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  MEC is a separate public company with its own board of directors and management team (although Mr. Stronach is MEC’s Chairman).

We own 2,662,657 shares of Class B Stock and 218,116 shares of Class A Subordinate Voting Stock of MEC (“MEC Class A Stock”), directly, which represents 7.5% of the MEC Class A Stock, and hold an additional 260,645 shares of Class B Stock of MEC through our wholly-owned subsidiary 1346457 Ontario Inc.  These holdings represent in aggregate an approximately 54% equity interest and 96% voting interest in MEC.

Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.  For a more detailed discussion of MEC’s business, please refer to Section B entitled “The Debtor’s Prepetition Business Operations” of the “Disclosure Statement for the Second Amended Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code” dated March 22, 2010, which section is hereby incorporated by reference.  The complete Disclosure Statement is available on SEDAR at www.sedar.com.  MEC has its own Board of Directors and management team (although Mr. Stronach is MEC’s Chairman), who prepared the Disclosure Statement independently.  MID has not verified, nor do we take any responsibility for, the accuracy or completeness of the information contained in the Disclosure Statement.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets.  Under Chapter 11, the Debtors are operating as ‘‘debtors-in-possession’’ under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.  In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.

The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors’ debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable.  However, subject to certain exceptions under the Bankruptcy Code, the Debtors’ Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date.  The Company has not guaranteed any of the Debtors’ debt obligations or other commitments.  Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote and XpressBet.  On March 23, 2010, the Plan was amended to include the transfer of MJC to MID.  The Plan is subject to the confirmation of the Court.

In satisfaction of MID’s claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further below under “Material Contracts”), the Plan provides that MID will receive, in addition to net assets of MEC to be transferred to MID, the following:

(a) upon the sale of Thistledown, MID will receive the first $20 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

(b) upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

MID will also have the right to receive the net assets or proceeds from the sale of Portland Meadows, any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the PA Meadows holdback note, and certain other remaining assets of MEC to be specified in the Plan.

MID, MEC and the Creditors’ Committee, among others, have entered into a Support Agreement dated as of February 18, 2010 (the “Support Agreement”) pursuant to which, among other things, MID and the Official Committee of Unsecured Creditors (the “Creditors’ Committee”) agreed to support the Plan and MEC agreed to use its reasonable best efforts to seek approval of the Disclosure Statement in the Court on or prior to March 31, 2010 and obtain confirmation of the Plan by the Court on or prior to April 30, 2010.  The Support Agreement may be terminated if, among other things, the Court denies confirmation of the Plan.  Copies of the Plan, the Disclosure Statement and the Support Agreement are available on SEDAR under MID’s profile at www.sedar.com.  For further details see “Legal Proceedings — Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors”.

As at March 29, 2010, our equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of MEC Class A Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC.  MEC’s Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009.  As a result of the MEC Chapter 11 filing, the carrying value of MID’s equity investment in MEC has been reduced to zero.  Under the Plan, on the later to occur of the effective date of the Plan and the date the shares of Lone Star LP or substantially all the assets of

Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the Plan Administrator.

At the Petition Date, MEC and certain of its subsidiaries owed to the MID Lender an aggregate of $371.7 million (including principal and interest) under various loan facilities.  Upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities to MEC by $0.5 million.  For further details see “- Deconsolidation of MEC”.  Under the Plan, in addition to the assets of MEC to be transferred to MID, MID will receive a portion of the proceeds from the sale of Thistledown, Inc. (“Thistletown”) and Lone Star LP in satisfaction of the MID Lender’s lien and claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, in each case as defined and discussed below under “Material Contracts”.

Forbearance

The acquisition of MJC by MID will be subject to forbearance terms that will require that the MJC racing operations be brought to a break-even status within three years and that accumulated budgeted losses during that period will not exceed $15 million without approval from the Special Committee of the Board of Directors of MID (the “Special Committee”).  In addition, any future gaming operations at MJC will not be developed other than in combination with an experienced and financially secure gaming co-venturer on terms acceptable to the Special Committee.  With respect to the other non-real estate related MEC assets that will be transferred to MID as contemplated by the Plan, MID intends to later announce certain forbearance terms or funding limitations or other restrictions to be approved by the Special Committee with respect to any future investments by MID in, or loans to be made by MID in respect of, such assets.

DIP Loan

In connection with the Debtors’ Chapter 11 filing, MID, through the MID Lender, is providing MEC a secured non-revolving debtor-in-possession financing facility (the “DIP Loan”).  As amended and restated, the DIP Loan matures on April 30, 2010, and the maximum commitment amount thereunder is $71.4 million, of which $3.5 million is available to be borrowed by MEC as at March 29, 2010.  Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park will be used to pay and satisfy in full all outstanding DIP Loan obligations.   See “Material Contracts — DIP Loan”.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing, we have concluded that, under GAAP, we ceased to have the ability to exert control over MEC on or about the Petition Date.  Accordingly, our investment in MEC has been deconsolidated from our results beginning on the Petition Date.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation.  As a result of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC’s Chapter 11 process, the carrying value of our equity investment in MEC has been reduced to zero.  Although, subject to the uncertainties of MEC’s Chapter 11 process, we believed at the Petition Date that the MID Lender’s claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired, upon deconsolidation of MEC, the Real Estate Business reduced its carrying value of the MEC facilities by $0.5 million.

MEC Asset Sales

The Debtors’ Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender.

On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors’ and non-Debtors’ relevant interests associated with certain specified assets (the “MID Stalking Horse Bid”), subject to Court approval.  However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors’ Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors’ interests associated with the following assets: Santa Anita Park (including the relevant Debtor’s joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™, (an environment friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California.  On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor’s joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases.  The auction process has been suspended pending the confirmation of the Plan, which addresses the disposition of the Debtors’ remaining assets.

On the Petition Date, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Austria for a purchase price of approximately 4.6 million euros ($6.0 million).  The transaction was completed on April 28, 2009.

On July 31, 2009, the Court approved the Debtors’ motion for authorization to sell for 6.5 million euros the assets of one of MEC’s non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID’s controlling shareholder.  The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex, for certain contingent future payments.  The sale was completed on September 1, 2009.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers.  Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC.  The sale of Remington Park was completed on January 1, 2010.  On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan.  The balance of the net sales proceeds of $50.6 million remains restricted in MEC and available for distribution to the MID Lender upon Court approval or confirmation of the Plan.

Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party for $8.1 million, and the sale closed on September 17, 2009.  On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments relating to video lottery licensing in the State of Ohio.  However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010.  MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.8 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility.  MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009.  On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as partial repayment of the DIP Loan.

Pursuant to the Plan filed with the Court, the assets of MEC remaining after certain asset sales will be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), MJC, AmTote and XpressBet. The Plan is subject to the confirmation of the Court.

Our MEC-Related Development Activities

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by providing project financing of up to $115.0 million (subsequently increased in 2006 to up to $162.3 million) plus costs and capitalized interest to the wholly-owned subsidiary of MEC that owns that facility.  In July 2005, we participated in the redevelopment of Remington Park’s alternative gaming facility by providing project financing of up to $34.2 million plus costs and capitalized interest to the wholly-owned subsidiary of MEC that operates that facility.  See “Material Contracts” for details.

During 2007, MID acquired all of MEC’s interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center; and a 205 acre parcel of land located in Bonsall, California.  MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million, respectively, for these interests and rights.  In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.  MEC’s rights of additional payments will be assigned to MID pursuant to the Plan.

MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential.  Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida.  Significant progress has also been made in the mixed use land entitlement approval process relating to the Howard County lands in Maryland and MID has applied for preliminary site plan approval in early 2010.  The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by San Luis Rey Racing, Inc., and which entered into a Lease Agreement with MID on March 16, 2010 on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals.  The San Diego County general plan covering the Bonsall lands is expected to accommodate MID’s residential development plans.

DESCRIPTION OF OUR REAL ESTATE BUSINESS*

Introduction

Our Real Estate Business includes our core income-producing industrial real estate portfolio, primarily leased to the Magna group of companies.  Subject to the significant decline in the level of business received from Magna over the past five years as discussed under “Company Overview — Our Relationship with Magna”, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.  We have also participated in the redevelopment of two of MEC’s racing and alternative gaming venues by making available two project financing facilities of up to an aggregate of $196.5 million plus costs and capitalized interest.  See “Company Overview — Overview — Our Real Estate Business”.

Description of Our Core Industrial Business

We have completed major development and expansion projects in both the North American and European markets.  In respect of our business with Magna, we undertake each new industrial or commercial development project when a prospective tenant is identified and initiate construction once the tenant enters into a binding commitment to lease property from us.  When opportunities arise, we purchase lands that are not immediately leaseable to a tenant in order to “land bank” for future development use, either with Magna or a third party.

Industrial development projects are typically identified once a significant new automotive supply contract has been awarded to one of our Magna group tenants.  The specifics of the contract are analyzed as to timing for production, location of the tenant’s customer and the method of shipment and timing allocated to shipping.  “Just-in-time” delivery plants generally require locations in the immediate vicinity of the Magna group customer, while others may be located up to several hundred miles away.  Based on these specific criteria, we analyze a number of locations (both greenfield sites and existing vacant plants) in a search area that is defined jointly by ourselves and the tenant.  On greenfield sites, we typically short list sites that are fully serviced and zoned when available.  Our site analysis also takes into consideration physical, legal and environmental due diligence, as well as an economic analysis of the local tax regime, government incentive programs and infrastructure requirements of the proposed development.  During due diligence, we fully cost the project and execute a binding term sheet with the tenant that sets out the physical requirements of the project and major terms of the lease.

For certain construction projects, we use our experience and local expertise to act as the general contractor or to segregate pricing requirements for specific elements of a project to maximize returns and minimize construction costs.  On the remainder of our projects, we outsource the design and construction of our projects.  Depending on the nature and location of the project, we either manage our construction with regular on-site supervisory employees, or remotely through cost, scope of work and other management control systems.  We do not have long-term contractual commitments with our contractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis.  We have established a network of local builders in our principal areas of business in the U.S., Ontario and Mexico, through whom we have confidence in meeting construction budgets and completion timelines.  In Europe, our management team in Oberwaltersdorf, Austria, has developed similar relationships to enable us to meet our budgetary and timing requirements in Germany, Austria and elsewhere in Europe.  During construction, we closely monitor the construction process and related payments of construction draws.  Once construction is complete, we perform a final site review with the tenant and obtain

* All information as of December 31, 2009 unless otherwise noted.

tenant sign-offs in order to identify and remedy any deficiencies before occupancy by the tenant and release of holdback monies to the builder.  Our standardized lease documentation is implemented at the end of the project.

We have consistently met the stringent production launch requirements of the Magna group for both greenfield developments and expansions.

Description of Our Non-Industrial Development Business

MID currently has several tracts of undeveloped land in both Canada and the United States that are not held for industrial development.  These properties consist primarily of: (i) lands that were originally “banked” for industrial use but for which the current industrial use is not the highest and best use; and (ii) development lands that we have acquired from MEC.  We intend to rezone, develop and/or redevelop these properties over the medium- or long-term for our own account or with a joint venture partner.

Description of Our MEC Project Financing Facilities

We have participated in the redevelopment of two of MEC’s racing and alternative gaming venues by making available through the MID Lender two project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park (up to $162.3 million plus costs and capitalized interest) and Remington Park (up to $34.2 million plus costs and capitalized interest) — see “Material Contracts” for details.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers.  Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC.  The sale of Remington Park was completed on January 1, 2010.  On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan.  The balance of the net sales proceeds of $50.6 million remains restricted in MEC and available for distribution to the MID Lender upon Court approval or confirmation of the Plan.

On January 11, 2010, in the global settlement of the action commenced by the Creditor’s Committee, MID, the MID Lender, MEC and the Creditor’s Committee agreed to support the Plan in connection with the MEC Chapter 11 proceeding, which provides for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.). See “Legal Proceedings — Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors”.

Description of Our Real Estate Assets

Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at December 31, 2009.

Location	Income-Producing Property Portfolio	Properties Under Development	Properties Held for Development	Total
North America
Canada	$413.1	$—	$64.4	$477.5
U.S.	226.3	—	81.3	307.6
Mexico	69.2	—	5.2	74.4
Europe
Austria	356.3	—	11.9	368.2
Germany	122.7	—	—	122.7
Other	32.4	—	7.0	39.4

Total in $	$1,220.0	$—	$169.8	$1,389.8

Total as a %	87.8%	—%	12.2%	100.0%

Description of Our Income-Producing Property Portfolio

Our income-producing property portfolio at December 31, 2009 was comprised of 106 properties located in North America and Europe, representing, in the aggregate, 27.4 million square feet of leaseable area.  All of these properties are leased by way of operating leases, primarily to the Magna group.  Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties as at December 31, 2009 was approximately $1.2 billion.

At December 31, 2009, our annualized lease payments were $178.0 million, representing a return of 10.9% on the gross carrying value of our income-producing property portfolio. At December 31, 2009, two of our properties in Europe collectively accounted for approximately 18% of our total annualized lease payments. When we use the term “annualized lease payments” in this Annual Information Form, we mean, for any fiscal year, the total annual rent payable to the Company if the lease payments as at the last day of such fiscal year were in place for the entire fiscal year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect as at the last day of the reporting period.  These amounts do not conform to revenue recognition policies under generally accepted accounting principles.

Historical Growth of Our Income-Producing Property Portfolio

Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet in 1998 to 106 properties totalling approximately 27.4 million square feet of leaseable area as at December 31, 2009.  Between the end of 1998 and December 31, 2009, the total leaseable area of our income-producing property portfolio has increased by approximately 15.0 million square feet (net of dispositions), representing an eleven-year compound annual growth rate of 7.4%.

However, primarily for the reasons discussed above under “Company Overview — Our Relationship with Magna”, the level of business MID has received from Magna has declined significantly over the past five years.  Accordingly, our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2009 and we have incurred a net reduction in the total leaseable area of our income-producing property portfolio of approximately 0.1 million square feet since the end of 2006.  Between the end of 2004 and December 31, 2009, the total leaseable area of our income-producing property portfolio has grown at a compound annual growth rate of 1.4%.

The following chart shows the historical growth in total leaseable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leaseable Area and Number of Properties

Number of Properties	75	86	89	91	102	106	107	109	109	105	105	106

The following chart shows the historical growth of our annual development and acquisition expenditures (excluding the acquisition, as discussed above, of all of MEC’s rights and interests in four development properties in 2007 for aggregate consideration of $89.1 million and $1.6 million of related development costs).

Annual Development and Acquisition Expenditures(1)

(1)        The 2004 expenditures include $15.3 million of liabilities assumed in connection with the acquisition of the Bowling Green, Kentucky facility from Magna on December 30, 2004. This property was a greenfield facility developed by MID.  Expenditures in the 2005 statement of cash flows of $67.6 million also include a net $9.4 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2006 statement of cash flows of $35.9 million also include a net $5.0 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2007 statement of cash flows of $115.8 million include the acquisition of all of MEC’s rights and interests in four development properties for aggregate consideration of $89.1 million and $1.6 million of related development costs and exclude a net $2.8 million increase in accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2008 statement of cash flows of $20.8 million also include a net $2.7 million reduction of accounts payable and accrued liabilities relating to capital expenditures.

Schedule of Lease Expiries

As of December 31, 2009, the weighted average remaining term to expiry based on leased area for our income-producing property portfolio was approximately 6.7 years (December 31, 2008 — 7.7 years; December 31, 2007 — 8.4 years; December 31, 2006 — 9.3 years; December 31, 2005 — 10.6 years).

Tenant Mix

Magna and its subsidiaries are the tenants of all but 13 of our income-producing properties. As at December 31, 2009, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 98% of our annualized lease payments.

The lease obligations of the tenant for the majority of the properties reside with non-public subsidiaries within the Magna group. As a general business practice, we seek an indemnity with respect to the tenant’s obligations from a more senior member of the Magna group where appropriate. See “Company Overview — Business and Operations of Magna, Our Principal Tenant”.

Principal Markets in Which the Real Estate Business Operates

Geographic Diversification of Our Income-Producing Property Portfolio

Our income-producing property portfolio consists of properties located in 9 countries within North America and Europe.

At December 31, 2009, approximately three-quarters of the Company’s annual lease payments were denominated in the Euro and the Canadian dollar and, accordingly, foreign exchange can have a significant impact on the Company’s results. The following chart shows a breakdown of our $178.0 million of annualized lease payments by country at December 31, 2009 (with the currency of the lease payments received from properties located in the various countries noted in brackets).

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments at December 31, 2009 by Country

(in millions of U.S. dollars)

Income-Producing Properties Located in Canada

Our 44 Canadian income-producing properties are in Ontario, with 38 properties located in the Greater Toronto Area representing approximately 81% of the Canadian income-producing properties based on annualized lease payments at December 31, 2009.  The balance of the portfolio is located in Southwestern Ontario.  All the leases for properties in Canada are denominated in Canadian dollars.

Income-Producing Properties in the United States

Our income-producing property portfolio includes 26 properties in the United States.  Approximately 33% of the annualized lease payments at December 31, 2009 from our income-producing properties in the United States is derived from properties located in Michigan, 22% is derived from a property in Kentucky, 22% is derived from a property in South Carolina and 9% is derived from properties located in Iowa. The remainder of our annualized lease payments from the United States are derived from properties located in Tennessee, Illinois, Indiana, Missouri and Maryland.  All the leases for properties in the United States are denominated in U.S. dollars.

Income-Producing Properties in Mexico

Our income-producing property portfolio includes eight properties in Mexico.  Our Mexican income-producing properties are located in the states of Puebla, Coahuila and Nuevo Leon.  All the leases for properties in Mexico are denominated in U.S. dollars.

Income-Producing Properties in Austria

Our income-producing property portfolio includes 12 properties in Austria, including the European headquarters of Magna situated in Oberwaltersdorf near Vienna.  Approximately 94% of the Austrian income-producing properties based on annualized lease payments at December 31, 2009 are located in the Province of Styria. Magna’s Eurostar and Thondorf plants (our two largest income-producing properties globally, which account for approximately 18% of our total annualized lease payments) are located in the city of Graz, which is located approximately 200 kilometers south of Vienna.  All the lease payments for properties in Austria are denominated in euros.

Income-Producing Properties in Germany

Our income-producing property portfolio includes 11 properties in Germany.  Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg, Hesse, Bavaria, Thüringen/Thuringia and Niedersachsen/Lower Saxony.  All the leases for properties located in Germany are denominated in euros.

Income-Producing Properties in Other European Locations

Our income-producing property portfolio also includes two properties in the United Kingdom, the leases for which are all denominated in British pounds.

We also have one income-producing property in each of Spain, the Czech Republic and Poland. With the exception of Poland, which has lease payments denominated in zlotys, lease payments in respect of these properties are denominated in euros.

Description of Our Properties under Development

At December 31, 2009, we had no projects under development.  Subsequent to year-end, the Real Estate Business commenced a development project in Mexico relating to a 117,000 square foot expansion of a facility leased to Magna.  The total anticipated cost of this project is approximately $4.0 million.

Description of Properties Held for Development or for Sale

We had approximately 1,400 acres of properties held for development, with a net book value of $169.8 million at December 31, 2009.  Included in this amount are four properties representing an aggregate of 460 acres of development land purchased from MEC during 2007 for an aggregate purchase price of $89.1 million.

At December 31, 2008, the Real Estate Business had one property held for sale, which consisted of land and a vacant building with a carrying value of $0.5 million.  In the third quarter of 2009, the Company completed the sale of this property for cash consideration of $0.8 million and realized a gain on disposal of $0.2 million.  At December 31, 2009, we had no properties held for sale.

Leasing Arrangements

Negotiations with the Magna Group

As of March 29, 2010, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares.  As well, Magna is controlled by M Unicar, a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 66% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.

Notwithstanding the Stronach Trust’s relationship with MID and Magna and the fact that we were formerly a wholly-owned subsidiary of Magna, all of Magna’s operating units operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all our negotiations with our tenants have been conducted on an arm’s length basis. Members of the Magna group engage in real estate development activities directly for their own account or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, and/or we seek an indemnity from a more senior entity within the Magna group.

Subject to the significant decline in the level of business we have received from Magna over the past five years as discussed under “Company Overview — Our Relationship with Magna”, as well as the recent intensified downturn in the global real estate markets, we expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

Triple-Net Leases

Our leases are generally on a “triple-net” basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

We are responsible for structural maintenance and repairs relating to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. For certain components of a property, such as the roof membrane, parking lot and HVAC systems, we pay for the costs of replacement as necessary and, in most cases, recover such costs, plus interest, from the tenant over the expected useful life of the item replaced, as additional rent during the course of the lease.

Contractual Step-Ups in Rental Rates

Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (generally limited to approximately 2% on an annual basis or 10% over five years).

Renewal Options Tied to Market Rental Rates

A significant portion of our portfolio includes built-in renewal options, generally tied to either market rental rates or to inflation (generally limited to approximately 2% on an annual basis or 10% over five years). The determination of market rent is, failing agreement, generally subject to arbitration.

Obligation to Restore Premises

Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

Environmental Obligations

Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See “Government Regulation” below.

Restrictions on Sales and Tenant Rights of Refusal

Most of our significant leases include a right of refusal in favour of the tenant with respect to the sale of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant’s consent.

Tenant Assignment Rights

The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. Generally, the existing leases do not restrict a change of control of the tenant.  A change of control of the tenant would not necessarily affect the guarantee, if any, from a Magna entity in relation to the leased premises.

Termination Rights

Due to certain local statutory requirements, some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months’ notice. In these cases, virtually all of the tenants have provided us with a guarantee from a non-Austrian affiliate with respect to the lease obligations that would arise should such a termination occur.

Real Estate Business Strengths

We believe that our Real Estate Business has a number of key strengths, including:

•                  a large, geographically diversified portfolio of properties that provides continued opportunities for expansion and income growth;

•                  despite the significant decline in the level of business we have received from Magna over the past five years as discussed above (“Company Overview — Our Relationship with Magna”), we are well-positioned to respond to future development business requests from the Magna group given our successful track record and long history of property development for the Magna group on a global basis;

•                  a strong balance sheet with comparatively low leverage, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

•                  a strong track record of on-time and on-budget development and construction in all of our geographic markets;

•                  an experienced management team and construction group familiar with the building and infrastructure requirements of our automotive tenants;

•                  an entrepreneurial culture that we inherited from Magna and that drives our employees and management to grow our business; and

•                  a significant amount of land available for further development that would diversify our development and construction business.

Government Regulation

We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our real estate holdings.

As an owner and developer of real property, we are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, noise emissions, wastewater discharge, waste management and storage of hazardous substances.  Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense.  We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property because our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports they create or obtain.

Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination that they have caused or contributed to on the leased premises.  Despite our tenants’ obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property is in compliance with environmental laws.

We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination.  Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials.  On occasion, our tenants’ operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations by environmental regulators.  Almost all of the costs relating to such complaints, inquiries or investigations to date have been incurred by our tenants pursuant to the terms of our leases with them.  In the past, MID has engaged consultants and incurred minimal costs with respect to environmental matters arising from adjacent or nearby properties in order to protect the condition and marketability of our properties.

To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition.  However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive.  We cannot predict future costs that we may be required to incur to meet environmental obligations.

Employees

At December 31, 2009, we employed 34 people in the Real Estate Business, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of our employees.

RISK FACTORS

This section describes the material risks affecting our business, financial condition, operating results and prospects.  There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

In addition to the other information contained in this Annual Information Form, you should carefully consider the risks described below.  If any of these risks are realized, our business, financial condition, operating results or prospects could be materially adversely affected.

Risks Related to Our Real Estate Business

Substantially all of the Real Estate Business’ revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group’s businesses will also affect us.

At December 31, 2009, all but 13 of our income-producing properties are leased to the Magna group.  The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix”.

We are subject to risks affecting the automotive parts industry.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks and uncertainties, including the following factors that may adversely affect the Magna group’s operations in the automotive parts sector:

•                  A slower than anticipated economic recovery or deterioration of economic conditions could have a material adverse effect on Magna’s profitability and financial condition.

•                  The continuation of current levels of, or declines in, automobile sales and production could have a material adverse effect on Magna’s profitability.

•                  The bankruptcy of any of our major customers, and the potential corresponding disruption of the automotive supply chain, could have a material adverse effect on Magna’s profitability and financial condition.

•                  The deterioration of the financial condition of some of Magna’s suppliers as a result of economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna’s profitability.

•                  Magna may not be able to compete as successfully as some of its competitors in certain product or geographic areas which could have an adverse effect on Magna’s operations and profitability.

•                  A reduction in outsourcing by Magna’s customers or loss of material production or assembly programs, combined with a failure to secure sufficient alternative programs could have a material adverse effect on Magna’s profitability.

•                  A shift away from technologies in which Magna is investing could have a material adverse effect on its profitability and financial condition.

•                  Termination or non-renewal of a production purchase order by a customer could have an adverse effect on Magna’s profitability.

•                  Magna’s short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations or other significant, non-recurring costs.

•                  Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future which could have a material adverse effect on its profitability.

•                  Magna’s inability to diversify its sales could have a material adverse effect on its profitability.

•                  Shifts in market shares among vehicles or shifts away from parts Magna produces could have a material adverse effect on its profitability.

•                  Magna may not be able to successfully compete against suppliers with operations in developing markets, which could have an adverse effect on Magna’s profitability.

•                  Magna is exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on Magna’s profitability.

•                  The failure of one or more major financial institutions could affect the amount of credit available to Magna or subject it to counterparty risk in connection with derivative transactions, which could adversely affect its financial condition.

•                  Significant long-term fluctuations in relative currency values could have an adverse effect on Magna’s profitability and financial condition.

•                  Magna’s failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on its profitability.

•                  The continuation or intensification of pricing pressures and pressure to absorb additional costs could have an adverse effect on Magna’s profitability.

•                  Warranty and recall costs could have a material adverse effect on Magna’s profitability and financial condition.

•                  Magna’s inability to mitigate its exposure to elevated commodities prices, as well as energy prices, could have a material adverse effect on its profitability.

•                  Scarcity of critical commodities necessary for the production of alternative-energy vehicles may negatively Impact the viability or longevity of certain alternative-energy technologies which could have an adverse effect on Magna’s profitability.

•                  Changes in Magna’s mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on its profitability.

•                  Magna’s profitability may be materially adversely affected by its inability to utilize tax losses or because of tax exposures it faces.

•                  Legal claims against Magna could have a material adverse effect on its financial position.

•                  Unionization activities at some of Magna’s facilities could adversely affect its profitability.

•                  Work stoppages and other labour relations disputes could have an adverse effect on Magna’s profitability.

•                  A change in credit ratings assigned to Magna could impact its cost of borrowing which could have an adverse effect on its profitability.

•                  Significant changes in laws and governmental regulations could have an adverse effect on Magna’s profitability.

•                  Environmental laws and regulations could have an adverse effect on Magna’s financial condition or profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties.  Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years.  We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all.  Moreover, particularly in light of the pressures in the automotive industry and Magna’s current plant rationalization plan and the dispute with one of MID’s shareholders (as discussed above under “Company Overview — Our Relationship with Magna”), the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate and annualized lease payments.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions.  We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group’s future growth.  However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past.  The Magna group’s inability to maintain its historical level of growth would likely adversely affect our growth and  the level of annualized lease payments that we receive. See “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio”.

MID management expects that given Magna’s publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities.  Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.  If the scope of Magna’s rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded.  Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

Our non-industrial development business is subject to a number of risks commonly associated with the land development industry.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development.  While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so.  In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity.  In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects. See “Risks Related to the Real Estate Industry” below.

Our international investments are subject to foreign currency fluctuations, which could reduce our revenues and increase our costs, and any future hedging transactions may limit our gains or result in losses for us.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business’ revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. See the chart titled “Income-Producing Property Portfolio — Breakdown of Annualized Lease Payments at December, 31 2009 by Country” in “Description of Our Real Estate Business — Principal Markets in Which the Real Estate Business Operates — Geographic Diversification of Our Income-Producing Property Portfolio” above. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

Leases representing the majority of our total leaseable area expire in 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio. See “Description of Our Real Estate Business — Leasing Arrangements — Restrictions on Sales and Tenant Rights to Purchase”.

We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Risks Related to Our Controlling Shareholder

We are controlled by the Stronach Trust.

As of March 29, 2010, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares. Those shares represent approximately 0.78% of our total outstanding shares and approximately 56.8% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust is deemed to control MID and is able to elect all our directors. Subject to applicable law regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust is able to cause or prevent a change in our control.

Our controlling shareholder and our Chairman have interests in Magna and MEC that could conflict with the interests of other holders of our shares.

Mr. Frank Stronach, our Chairman and the Chairman of Magna, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes.  Taking into account the shares directly or indirectly owned by, or over which direct or indirect control or direction is exercised by, the Stronach Trust and certain acquisition corporations and estate planning vehicles, associates of Mr. Stronach control approximately 67.1% of the votes carried by MID’s outstanding Class A Subordinate Voting and Class B Shares.

Magna is controlled by M Unicar, a Canadian holding company whose shareholders consist of the Stronach Trust (of which Mr. Stronach and three other members of his family are trustees) and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 66% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.

Mr. Stronach is also the Chairman and founder of MEC.   Taking into account the Class A Subordinate Voting Stock of MEC directly or indirectly held or controlled by MID and certain acquisition corporations and estate planning vehicles, Mr. Stronach’s associates directly or indirectly control approximately 7.5% of the outstanding Class A Subordinate Voting Stock of MEC.  In addition, MID, controlled by the Stronach Trust, holds 2,923,302 shares of MEC Class B Stock, which, when combined with MID’s Class A shareholdings of MEC, represents in aggregate an approximately 54% equity interest and 96% voting interest in MEC.

As a result of these relationships, the interests of the Stronach Trust and our Chairman may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect in the future, particularly with Magna and MEC. Furthermore, under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders.

Our transactions with the Magna group may not be on an arm’s length basis.

Virtually all the Real Estate Business’ revenue is generated pursuant to leases with the Magna group. Most of these leases were entered into by our predecessor entities while they were wholly-owned subsidiaries of Magna. Although we intended for these leases to be on arm’s length commercial terms, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms. Since we are under common control with the Magna group, there is a risk that any decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) may not be the same as if we operated on an arm’s length basis.

Our tax structure benefits from MID being under common control with Magna and MEC and would be adversely affected if this were no longer the case.

As noted earlier, MID is controlled by the Stronach Trust and MID controls MEC, see “Company Overview — Our Company” .  As well, the Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar, which controls Magna.  As a result, we pay a relatively low rate of income tax on our foreign (non-Canadian) earnings derived from MEC and Magna.  In the event that MID and Magna or MID and MEC ceased to be under common control, our foreign earnings would be subject to a significantly higher rate of tax and this would adversely affect our after-tax results of operations and Funds From Operations.

Risks Related to the Real Estate Industry

Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property.  The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred.  We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing.  For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly.  Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property.  Moreover, governments can, under eminent domain laws, take real property.  Sometimes this taking is for less compensation than the owner believes the property is worth.  Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

•      construction delays or cost overruns that may increase project costs;

•      receipt of zoning, occupancy and other required governmental permits and authorizations;

•      development costs incurred for projects that are not pursued to completion;

•      natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•      ability to raise capital; and

•      governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna’s plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets.  In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease.  Renewal options are generally based on changes in the consumer price index or prevailing market rates.  Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place.  Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers’ operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant.  In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants.  Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected.  The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property.  Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.  In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral.  Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials.  As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition.  We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition.  Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Risks Related to Our Investments in Magna Entertainment Corp.

MEC and certain of its subsidiaries are currently subject to Chapter 11 bankruptcy proceedings and this subjects MID and the MID Lender to significant risks and uncertainties.

On the Petition Date, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Court.  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings. See “Legal Proceedings — Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors” below.

The risks and uncertainties relating to the Plan and its implementation include, among others:

•                  there is no certainty whether the Plan and the Disclosure Statement will be confirmed by the Court and whether any modifications of the Plan will be required, or that such modification would not require the resolicitation of votes of claimholders;

•                  there is no certainty with regard to whether the conditions to the effective date of the Plan will be satisfied, and how long the process contemplated by the Plan and its implementation under the Chapter 11 proceedings will take;

•                  there is no certainty with regard to how long the process for the marketing and sale of the Debtors’ assets that are to be sold to third parties pursuant to the Plan will take; and

•                  there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

If the conditions precedent to the effective date of the Plan have not occurred or have been duly waived, then any approval by the Court of the Plan will be vacated, in which event no distributions would be made under the Plan, the Debtors and all holders of claims and equity interests (including MID) would be restored to the status quo ante as of the day immediately preceding the date that the Court approved the Plan and the Debtors’ obligations with respect to claims and equity interests would remain unchanged.

If the Debtors are not able to successfully implement the Plan under Chapter 11, it is possible that they will be required to shut down all or part of their business and liquidate their assets, which is likely to have an adverse impact on the MID Lender’s interests in MEC.

Although we have already reduced the carrying value of the MEC loan facilities by $90.8 million, there can be no assurance that we will not further reduce the carrying value of the MEC loan facilities, either in connection with the implementation of the Plan under Chapter 11 or if the Debtors are not able to successfully implement the Plan.

If the Plan is implemented, there is no assurance that the MEC assets to be transferred to MID will be profitable, that the costs associated with operating the assets will not exceed our estimations or that the value of the assets will fully reflect the carrying value of the MEC loan facilities

If any assets of MEC are transferred to MID pursuant to the Plan, there can be no assurance that such assets will be profitable for MID, that the costs associated with operating such assets will not exceed our estimations or that the value of the assets will fully reflect the applicable carrying value of the MEC loan facilities.

Parties adverse to the settlement of the action commenced by the Creditors’ Committee may object to the Plan.

The Plan and the classification of claims and equity interests in the Plan embodies a negotiated compromise between the Creditors’ Committee, MID, MEC and the MID Lender.  Although the Creditors’ Committee is the statutory representative for all general unsecured creditors, certain parties in interest may not embrace the settlement terms and may object to the Plan.

There is no assurance that the operating trustees will be able to negotiate and close, on acceptable terms, one or more of the contemplated sales transactions.

If the sale of Lone Star LP or Thistledown are not completed as of the effective date of the Plan, the Plan provides that the assets and shares of such entities will be transferred to certain operating trusts through which one or more operating trustees will oversee the ongoing operations of such entities until the sales are completed.  Any failure or additional delays in completing assets sales, whether under the Plan or otherwise, or in the operating trustees’ ability to negotiate and close, on acceptable terms, one or more sales may adversely affect their ability to satisfy operational requirements or continue Lone Star LP or Thistledown as a going concern.

There is no assurance that MID will receive the required regulatory approvals for the transfer of certain assets to MID under the Plan.

The transfers of Gulfstream Park, Santa Anita Park, Golden Gate Fields, Portland Meadows and XpressBet to MID is contingent upon regulatory approval of MID, and MID could be subjected at any time to additional or more restrictive regulation.  MID may be unable to obtain all governmental licenses, registrations, permits and approvals necessary for the operation of their pari-mutuel wagering and other gaming facilities related to such assets.  Licenses to conduct live horse racing and wagering, simulcast wagering and alternative gaming at racetracks must be obtained from each jurisdiction’s regulatory authority, in many cases annually.  In addition, licenses or approvals to conduct account wagering must be obtained in certain jurisdictions in which their account wagering customers reside.  The denial of any of licenses, registrations, permits or approvals will affect the occurrence of the effective date under the Plan.

The credit rating of our debt may be downgraded further as a result of the MEC Chapter 11 filing.

As a result of MEC’s Chapter 11 filing, MID is at risk of having the credit rating of our debt downgraded further.  Should this occur, our ability to access the capital markets on favourable terms would be adversely affected and our borrowing costs could significantly increase.

AFFILIATE RELATIONSHIPS AND TRANSACTIONS

Relationship with Our Controlling Shareholder

As of March 29, 2010, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares, and as such is able to elect all our directors.  Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our other shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures.  In addition, the Stronach Trust is able to cause or prevent a change in our control.  Furthermore, under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders.

As well, Magna is controlled by M Unicar, a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 66% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.  Magna and MID are related parties due to the fact that both entities may be considered to be under the control of the Stronach Trust.

Mr. Frank Stronach, the Chairman of MID, Magna and MEC, and three other members of his family are the trustees of the Stronach Trust.  Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust.  Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes.  We believe that there are significant benefits derived from Mr. Stronach’s role as Chairman of our company.  In particular, we are able to benefit from Mr. Stronach’s experience and track record in establishing companies with successful and entrepreneurial corporate cultures, and from his substantial experience with the Magna group.

Related Party Transactions

Virtually all the Real Estate Business’ revenue is obtained from “related parties”, including the Magna group and MEC.

We have entered into or propose to enter into various transactions with members of the Magna group, including substantially all our existing leases and certain services arrangements.  We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

We have also entered into various transactions with MEC, including the purchase of development properties, and, as described below under “Material Contracts”, the MID Lender is currently party to two project financing facilities, the 2007 MEC Bridge Loan (as defined and discussed below under “Material Contracts”), the 2008 MEC Loan (as defined and discussed below “Material Contracts”), the Support Agreement (as discussed below under “Material Contracts”) and the DIP Loan with MEC and certain of its subsidiaries, as applicable.  The entering into of these financing arrangements, as well as any material amendments thereto, and the asset purchases described elsewhere in this Annual Information Form, were approved by the MID board of directors (excluding Messrs. Stronach and Mills, who (at the applicable times) did not vote because of their relationships with MEC) based on recommendations from the Special Committee.  From time to time, each of MID and the Special Committee engaged financial and legal advisors to assist in deliberations relating to such related party transactions with MEC.

There can be no assurance that transactions between us and Magna or between us and MEC have been or will be on the same terms as would be negotiated between arm’s length parties.  Subject to certain exemptions (which

MID has availed itself of in the past and may avail itself of again in the future), rules of applicable Canadian securities regulatory authorities require issuers involved in a “related party transaction” to obtain an independent valuation and the approval of the transaction by a majority of minority shareholders.  We intend to comply with these and any other applicable regulatory requirements.  See “Risk Factors — Risks Related to Our Controlling Shareholder”.

For further information on related party transactions, please refer to notes 1, 2 and 3 to our consolidated financial statements for the year ended December 31, 2009, which notes are hereby incorporated by reference.  Our consolidated financial statements for the year ended December 31, 2009 and the notes thereto are available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

Public Debt

In December 2004, we issued Cdn.$265 million of 6.05% Senior Unsecured Debentures due December 22, 2016 at a price of Cdn.$995.70 per Cdn.$1,000 of principal amount.  Pursuant to the terms of the indenture governing the Debentures, the aggregate principal amount of total funded debt of the Real Estate Business cannot exceed 40% of its total capitalization.  As at December 31, 2009, all of the Debentures remained outstanding.

Share Capital

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. As of March 29, 2010, there were 46,160,564 Class A Subordinate Voting Shares, 547,413 Class B Shares and no Preference Shares issued and outstanding.  The votes attached to our Class A Subordinate Voting Shares represented 14.4% of the aggregate voting rights attached to our securities.  (See Class A Subordinate Voting Shares below.)

As at December 31, 2009, options to purchase 455,000 Class A Subordinate Voting Shares at Cdn.$14.54 per share (two year vesting period with an expiry of November 12, 2019), 75,000 Class A Subordinate Voting Shares at Cdn.$32.21 per share (four year vesting period with an expiry of September 17, 2017), 145,000 Class A Subordinate Voting Shares at Cdn.$31.85 per share (four year vesting period with an expiry of September 16, 2013), 96,544 Class A Subordinate Voting Shares at Cdn.$35.62 (four year vesting period with an expiry of December 21, 2014), 10,000 Class A Subordinate Voting Shares at Cdn.$39.12 (three year vesting period with an expiry of January 31, 2016) and 100,000 Class A Subordinate Voting Shares at Cdn.$41.17 (four year vesting period with an expiry of October 5, 2016) were issued and unexercised under the Stock Option Plan. At December 31, 2009, the number of Class A Subordinate Voting Shares remaining available for future issuance under the Company’s Stock Option Plan, excluding securities issuable upon conversion of outstanding options, was 2,611,544.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•                  to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•                  on a pro rata basis with the holders of our Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and Class B Shares; and

•                  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

The holders of our Class B Shares are entitled:

•                  to 500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•                  on a pro rata basis with the holders of our Class A Subordinate Voting Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•                  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•                  from time to time, to convert our Class B Shares into our Class A Subordinate Voting Shares on a one-for-one basis.

Stock Dividends

Under our articles of amalgamation, our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares. No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to the Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Takeover Protection

Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, our articles of amalgamation provide that our Class A Subordinate Voting Shares are convertible into our Class B Shares on a one-for-one basis, at the option of the holder, upon an offer being made for our Class B Shares where:

(1)                                  by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all holders of Class B Shares; and

(2)                                  no equivalent offer is made for our Class A Subordinate Voting Shares;

for the purpose of allowing the holders of our Class A Subordinate Voting Shares to tender into such offer.

Credit Facility

We have an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the “MID Credit Facility”). During the year ended December 31, 2009, the maturity date of the MID Credit Facility was extended from January 21, 2009 to January 21, 2010. Subsequent to year end, the maturity date was further extended to December 21, 2010, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, we are subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates, in each case plus 3.5%, or the U.S. base or Canadian prime rate, in each case plus 2.5%. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2009, we had no borrowings under the MID Credit Facility, but had issued letters of credit totaling $0.2 million.

Credit Ratings

Our senior unsecured indebtedness, including our senior unsecured debentures, currently has a rating of BBB (high), under review with negative implications, from DBRS and a rating of Ba1, outlook under review for a possible downgrade, from Moody’s Investors Service, Inc. (“Moody’s”).  Credit ratings and stability ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are not recommendations to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time by the rating organization.

According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality.  Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.  Each rating category is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.  DBRS also assigns rating trends to each of its ratings to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

According to Moody’s rating system, debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk.  Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

DIVIDEND POLICY

MID

Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares (none of which has been issued as of March 29, 2010) and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (none of which has been issued as of March 29, 2010).

Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements, the Company’s policy to retain a significant portion of its cash flow to fund future growth, and other relevant factors.

During each of 2009, 2008, 2007 and 2006, the Company paid one quarterly dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of the prior fiscal year and three quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for each of the first three quarters in that fiscal year. During 2005, the Company paid one quarterly dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2004 and three quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for each of the first three quarters in fiscal 2005. During 2004, the Company paid four quarterly dividends of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2003 and each of the first three quarters in fiscal 2004.

MEC

MEC has never declared or paid dividends on its Class A Subordinate Voting Stock or Class B Stock.  The holders of MEC’s Class A Subordinate Voting Stock and Class B Stock are entitled to receive their proportionate share of dividends declared by MEC’s board of directors, except in the case of certain stock dividends.  It is unlikely that MEC will declare any dividends in light of the Chapter 11 proceedings and the Plan.

MARKET FOR SECURITIES

Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the TSX under the symbols “MIM.A” and “MIM.B”, respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the NYSE under the symbol “MIM”.

The following tables outline the closing share price trading range and volume of shares traded for each month of the year ended December 31, 2009 for our Class A Subordinate Voting Shares and our Class B Shares on the TSX.

	Class A Subordinate Voting Shares (MIM.A)			Class B Shares (MIM.B)
TSX	High (Cdn.$)	Low (Cdn.$)	Traded Volume	High (Cdn.$)	Low (Cdn.$)	Traded Volume

January 2009	9.42	7.48	313,090	10.50	9.80	400

February 2009	9.39	5.57	1,313,742	9.60	7.50	2200

March 2009	7.72	5.00	692,853	7.59	5.50	1000

April 2009	8.90	8.06	519,115	—	—	—

May 2009	10.34	8.65	539,039	9.01	8.01	375

June 2009	9.51	8.99	499,986	—	—	—

July 2009	11.43	8.81	159,539	—	—	—

August 2009	14.66	11.30	218,658	14.00	14.00	100

September 2009	14.76	14.10	246,299	—	—	—

October 2009	15.40	14.42	185,861	—	—	—

November 2009	15.26	14.07	100,706	15.00	15.00	107

December 2009	14.36	12.81	140,197	14.25	14.25	337

In December 2004, we issued Cdn.$265 million of 6.05% Senior Unsecured Debentures due December 22, 2016 at a price of Cdn.$995.70 per Cdn.$1,000 of principal amount.  As at December 31, 2009, all of the Debentures remained outstanding.

DIRECTORS AND OFFICERS

The following table provides the name, province or state and country of residence, the position and office held with us and the present principal occupation (if not with the Company) of each of our directors and officers and, with respect to our directors, the date since which such director has served on our board:

Name, Province/State and Country of Residence	Position and Office Held with the Company	Present Principal Occupation (if not with the Company)	Director/Officer Since

Frank Stronach(1) (2) Oberwaltersdorf, Austria	Chairman of the Board and Director	Partner, Stronach & Co. (Consultant)	August 29, 2003

Dennis J. Mills Ontario, Canada	Vice-Chairman of the Board, Director and Chief Executive Officer	N/A	August 30, 2004

Senator Rod A. A. Zimmer(3) Manitoba, Canada	Lead Director	Member, Senate of Canada; President, The Gatehouse Corporation	March 27, 2008

Franz Deutsch(3) (4)(5) Oberwaltersdorf, Austria	Director	President, Austrian Canadian Business Club	October 22, 2008

Benjamin Hutzel(5) Ontario, Canada	Director	Retired Partner, Bennett Jones LLP, a law firm	October 22, 2008

Manfred Jakszus(3)(4) (5) Enzersdorf, Austria	Director	Independent investor and real estate developer	August 29, 2003

Heribert Polzl Ontario, Canada	Director	President, H. Polzl Consulting Ltd.	May 7, 2008

Lorne Weiss(4) Ontario, Canada	Director	Wealth Advisor and Associate Director, Wealth Management, ScotiaMcLeod	December 5, 2008

Don Cameron Ontario, Canada	Chief Operating Officer	N/A	July, 2006

Rocco Liscio Ontario, Canada	Executive Vice-President and Chief Financial Officer	N/A	September, 2009

Lorne Kumer Ontario, Canada	Vice-President, Real Estate	N/A	February, 2010

Vito Ciraco Ontario, Canada	Vice-President and Associate General Counsel	N/A	February, 2010

Notes:

(1)	Member of the Board of Directors of Magna and MEC.
(2)

Mr. Stronach was the Chairman of the Board and Chief Executive Officer of MEC on March 5, 2009 when MEC, together with its wholly-owned subsidiaries, filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada. Mr. Stronach resigned as chief executive officer of MEC on April 7, 2009, but he remains Chairman of the Board.

(3)	Member of the Special Committee of Independent Directors, chaired by Franz Deutsch.
(4)	Member of the Audit Committee, chaired by Franz Deutsch.
(5)	Member of the Corporate Governance and Compensation Committee, chaired by Benjamin Hutzel.

As of March 29, 2010, our directors and officers as a group (12 persons) beneficially owned, or controlled or directed, directly or indirectly, 62,725 of our outstanding Class A Subordinate Voting Shares, representing approximately 0.1% of our outstanding Class A Subordinate Voting Shares, 429,284 of our outstanding Class B Shares, representing approximately 78.4% of our outstanding Class B Shares, 220,228 shares of Class A Subordinate Voting Stock of MEC, representing approximately 7.6% of the outstanding shares of Class A Subordinate Voting Stock of MEC, and 2,923,302 shares of Class B Stock of MEC, representing 100% of the outstanding Shares of Class B Stock of MEC.  The majority of these shareholdings are attributable to associates of Mr. Stronach.

Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors.

Certain background concerning our directors and officers, including their principal occupations over the last five years, is summarized below.

Frank Stronach — Chairman of the Board and Director

Mr. Stronach is the founder and Chairman of Magna, the most diversified automotive components supplier in the world.  Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach’s leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s, which saw Magna broaden its base of operations in Europe, Asia and South America. In 1999, Mr. Stronach became the founder and Chairman of MEC and is also MEC’s Chief Executive Officer.  Mr. Stronach is a leading owner of thoroughbred racehorses in North America.  He has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. Mr. Stronach is the recipient of numerous honourary degrees and awards, including induction into the Canadian Business Hall of Fame.

Dennis J. Mills — Vice-Chairman of the Board, Director and Chief Executive Officer

Mr. Mills served as Vice-President at Magna from 1984 to 1987, where he again worked over the past several years.  Previously, Mr. Mills served as a Member of Parliament in Canada’s federal parliament from 1988 to 2004.  While a Member of Parliament, Mr. Mills was Parliamentary Secretary to the Minister of Industry from 1993 to 1996, the Parliamentary Secretary to the Minister of Consumer and Corporate Affairs from 1993 to 1995 and the Chair of the Committee studying the Industry of sport in Canada.  Mr. Mills was the Senior Policy Advisor to the Cabinet Committee on Communications (1980-1984), Advisor to the Minister of Energy (1980-1981), Senior Advisor to the Minister of Multiculturalism (1980), and Senior Communications Advisor to the Prime Minister of Canada, The Right Honourable Pierre Elliott Trudeau (1980-1984).  Mr. Mills served as MEC’s Vice-Chairman of the Board of Directors from November 2004 until August 2007.

Senator Rod A. A. Zimmer —  Lead Director

Senator Zimmer has been a member of the Senate of Canada since August 2005 and currently serves on the standing committees for National Security and Defence and for Transportation and Communications.  Since 1993, he has been the President of The Gatehouse Corporation. From 1995 to 1998, he served as Vice-President (Festivals) for the Pan American Games Society Inc. From 1986 to 1993, he was the Vice-President of Marketing and Communications and then the Executive Vice-President for the Manitoba Lotteries Foundation and was also the Director of Project Management for the Canadian Sports Pool Corporation in Ottawa in 1984.  From 1979 to 1984, he was Vice-President of Corporate Communications for CanWest Capital Corporation.  As a philanthropist, he serves as a member of the boards of directors for the following organizations: Canadian Paralympic Foundation, Gold Medal Plates (2010 Olympics and Paralympics), Royal Winnipeg Ballet, the Burton Cummings Theatre, the Millennium Centre, Canadian Unity Council (Manitoba), and the Belinda

Stronach Foundation.  He also serves on the Honourary Council of the Royal Winnipeg Ballet, as a member of the Board of the Canadian Paralympic Foundation, and as Canadian Paralympic Foundation Liaison Director to the board of directors of the Canadian Paralympic Committee.  He was awarded the 125th Anniversary of the Confederation of Canada Medal in 1992 and the Queen Elizabeth II Golden Jubilee Medal in 2002.

Franz Deutsch — Director

Mr. Deutsch is currently the President of the Austrian Canadian Business Club and has extensive operating, manufacturing, distribution and brand management experience on a global scale. From 1981 to 1998, he was the Chairman of the Board and an Equity Partner in HTM Sports Company, a global sporting goods company whose brands included Head, Tyrolia and Mares.  He also previously served as the President of AMF Roadmaster and the Executive Vice President, Marketing of Stelber Industries Inc.

Benjamin Hutzel — Director

Mr. Hutzel is a recently retired partner at Bennett Jones LLP where he had an extensive national and international practice specializing in financings, acquisitions and divestitures and joint venture structuring. Mr. Hutzel is a Director and Chairman of the Audit Committee and a member of the Corporate Governance and Compensation Committee of the Woodbine Entertainment Group and was recently a Director of the Greater Toronto Airports Authority (where he also acted as Chairman of the Compensation and Corporate Governance Committee and a member of the Audit Committee).

Manfred Jakszus — Director

Mr. Jakszus is an independent investor and developer of real estate projects in Austria.  Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank.  Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank’s real estate subsidiary, in 1991.  As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments.  He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

Heribert Polzl — Director

Mr. Polzl is a real estate developer specializing in commercial and industrial properties in Southwestern Ontario.  His companies provide a wide range of services and experience in development, construction management, property management and real estate brokerage. Mr. Polzl immigrated to Canada in 1969 with a degree in civil engineering from Austria.

Lorne Weiss — Director

Mr. Weiss, a Certified Financial Planner, is a Wealth Advisor and Associate Director, Wealth Management at ScotiaMcLeod. Previously, he was a Vice-President, investment advisor and branch manager at CIBC Wood Gundy. Mr. Weiss is the former part-time coordinator of the Financial Planning Program at Seneca College (FCET), where he has been an instructor since 1998. Mr. Weiss has served as a member of the Board of the Reena Foundation since 2002 and is currently the Chair of its Investment Committee.

Don Cameron — Chief Operating Officer

Mr. Cameron has served as our Chief Operating Officer since September 2006. For two years prior to that, Mr. Cameron worked as a consultant to the company in his capacity as a president of Noremac Property Holdings Limited which, through subsidiaries, invests in residential and land developments. Mr Cameron was also President of the Innocan Realty Fund, a real estate investment vehicle funded by the pension funds of six multi national corporations and a major Canadian University.  From 1987-1995, Mr. Cameron was the Executive Vice President and Chief Operating Officer of the real estate development company MICC Properties Inc. and from

1985-1987, he was a Senior Vice President with the Continental Bank of Canada / Lloyds Bank of Canada. Mr. Cameron was previously Vice President Finance and Treasurer of The Cadillac Fairview Corporation. In addition, he has held positions in The Toronto Dominion Bank and the Clydesdale Bank.

Rocco Liscio — Executive Vice-President and Chief Financial Officer

Mr. Liscio has served as our Executive Vice-President and Chief Financial Officer since September 18, 2009.  For three years prior to that, Mr. Liscio served as Chief Financial Officer for Groupworks Financial Corp., a group benefits and pension advisory firm consolidator based in Markham, Ontario.  Prior to that, Mr. Liscio was the Vice President of Finance and Chief Financial Officer of Richards Packaging Income Fund, a leading packaging distributor in North America; from 1999 to 2003, the Executive Vice President and Chief Financial Officer for Royal LePage Commercial Inc. (now Cushman Wakefield Canada), a national commercial real estate services company; and from 1992 to 1998, he held several financial roles at Wang Canada Ltd., including Chief Financial Officer.  He holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant.

Lorne Kumer - Vice-President, Real Estate

Mr. Kumer has served as our Vice-President, Real Estate since August 2001 and is currently involved in acquisitions and leasing of our income producing properties portfolio, property sales activities and in the significant land development portfolio in the United States and Canada. Prior to joining MID, Mr. Kumer held senior positions with Peregrine Hunter Properties Ltd., C. Hunter Real Estate Corporation and the Canadian Equity and Development Corporation, and has been involved in the development, construction, management and sale of real estate since 1990. Mr. Kumer is also the Vice President of Magnaville Louisiana USA Inc., a not for profit corporation helping victims of Hurricane Katrina. He holds an Honors Business Administration degree from the Richard Ivey School of Business at The University of Western Ontario.

Vito Ciraco - Vice-President and Associate General Counsel

Mr. Ciraco joined MID in August, 2009 and was appointed as an officer in February, 2010. Prior to joining MID, Mr. Ciraco held various legal positions, including associate lawyer with the Toronto and London, UK offices of McCarthy Tétrault, one of Canada’s largest law firms, specializing in securities and M&A transactions, and assisting real estate, REIT and hotel/hospitality clients with complex acquisitions, financings and share offerings.  Mr. Ciraco was also legal head office corporate counsel for Manulife Financial, an international financial services company (that operates in the U.S. primarily through John Hancock) and listed in Canada and the U.S.  Mr. Ciraco’s real estate experience includes being a past board member for six years to an Ontario municipality’s Committee of Adjustment (Richmond Hill).  Mr. Ciraco is a member of the bar in Ontario, Canada and holds B.A., M.B.A. and LL.B degrees.

AUDIT COMMITTEE

MID has a separately designated standing audit committee (the “Audit Committee”) comprised of Messrs. Deutsch (Chair), Jakszus and Weiss, each of whom has been determined by the Board to be “independent” and “financially literate”, as such terms are defined in Multilateral Instrument 52-110 — Audit Committees and “independent” under the corporate governance standards of the NYSE applicable to audit committees. As well, Mr. Deutsch has been determined to be a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor.  The Audit Committee has established a policy to pre-approve all audit services and permitted non-audit services provided to us by Ernst & Young LLP, as well as the related fees to be paid to the external auditor.  Under this policy, subject to certain conditions, specified audit, audit-related, tax and other services may be presented to the Audit Committee for pre-approval as a well-defined category of services on an annual or project basis.  All services not otherwise pre-approved by the Audit Committee must be pre-approved on an individual basis.  The Audit Committee has delegated to the Chairman of the Audit Committee the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditor from time to time.  Any approvals by the Chairman are reported to the full Audit Committee at the following meeting.  In pre-approving audit and permitted non-audit services, the Chairman and the Audit Committee consider Canadian and United States rules on auditor independence and whether the external auditor is best positioned to provide the most effective and efficient service to the Company.

The charter of the Audit Committee is attached as Appendix A to this Annual Information Form and has been posted to our website at www.midevelopments.com.

Audit Fees

The following table sets forth the fees billed to MID by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007.  During these years, Ernst & Young LLP was MID’s only external auditor.

Fees	2009	2008	2007

Audit Fees (1)	$1,255,800	$1,043,400	$1,024,058
Audit-Related Fees (2)	$194,963	$119,109	$51,778
Tax Fees (3)	$310,417	$275,923	$257,512
All Other Fees (4)	$2,136	$7,530	$7,093

Total	$1,763,316	$1,446,462	$1,340,441

Notes:

(1)                                 Audit Fees consist of fees billed for the annual audit and quarterly review of our consolidated financial statements and services that are normally provided in connection with our statutory and regulatory filings, including the Auditor attestation requirements of the Sarbanes-Oxley Act.

(2)                                 Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are not included in category (1) above.  They include consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems and due diligence related to acquisitions.

(3)                                 Tax Fees include fees billed for tax compliance, tax advice and tax planning services, including the preparation of original and amended tax returns.

(4)                                 All Other Fees capture fees in respect of all services not falling under any of the foregoing categories.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.  The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares and our Class B Shares in the United States is Computershare Trust Company, Inc. at its offices in Canton, Massachusetts.

LEGAL PROCEEDINGS

MID is party to various legal actions and claims arising in the ordinary course of its business, such as litigation with contractors, suppliers, governmental authorities, sellers and purchasers. We believe that none of these actions or claims, either individually or in combination, has had or, in the case of current actions and claims, will have, a material adverse effect on our financial condition or results of operations.

On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight and certain of its affiliates of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight’s oppression application against the Company and certain of its current and former directors and officers.  The appeal hearing took place in April 2008.

Ontario Securities Commission Hearing

On August 11, 2009, we announced that, upon the applications of certain Class A Shareholders, including Greenlight, the OSC had called a hearing regarding our ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in respect of transactions with MEC.

On September 9 and 10, 2009, the OSC held the hearing on the merits of the applications. The applicants alleged that certain lending and corporate reorganization transactions that were entered into and proposed to be entered into by MID and MEC, among other parties, in November 2008, and certain debtor-in-possession financing and stalking horse bid transactions entered into and proposed to be entered into by MID and MEC in March 2009, in connection with MEC’s Chapter 11 cases, were related party transactions that failed to comply with the minority shareholder approval and formal valuation requirements under MI 61-101. Moreover, the applicants sought a determination by the OSC that those contested transactions violated MI 61-101 because minority shareholder approval was required and not obtained, and because a formal valuation was required and not provided. The applicants further sought orders from the OSC that would, in effect, prohibit MID from relying on any exemption from the requirement to obtain minority approval and to provide a formal valuation under MI 61-101 in connection with any future related party transactions between MID and MEC.

On September 14, 2009, the OSC dismissed the applications.

Plan of Reorganization in Connection with the Settlement of the Action Commenced by the Official Committee of Unsecured Creditors

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors’ Committee in connection with the Debtors’ Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims.  On August 21, 2009, the Creditors’ Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors’ Committee.  The Court denied the motion on September 22, 2009.  On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, MID announced that MID, the MID Lender, MEC and the Creditor’s Committee had agreed in principle to the terms of a global settlement and release in connection with the action.  Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and a full release of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID will receive certain assets of MEC, as described below. The settlement and release is intended to be implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provides for, among other things, the assets of MEC remaining after certain asset sales of MEC to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC’s interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), AmTote and XpressBet.  On March 23, 2010, the Plan was amended to include the transfer of MJC to MID.

In satisfaction of MID’s claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further below under “Material Contracts”), the Plan provides that MID will receive, in addition to net assets of MEC to be transferred to MID, the following:

(a) upon the sale of Thistledown, MID will receive the first $20 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

(b) upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

MID will also have the right to receive the net assets or proceeds from the sale of Portland Meadows, any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the PA Meadows holdback note, and certain other remaining assets of MEC to be specified in the Plan.

MID, MEC and the Creditors’ Committee, among others, have entered into a Support Agreement pursuant to which, among other things, MID and the Creditors’ Committee agreed to support the Plan and MEC agreed to use its reasonable best efforts to seek approval of the Disclosure Statement in the Court on or prior to March 31, 2010 and obtain confirmation of the Plan by the Court on or prior to April 30, 2010  The Support Agreement may be terminated if, among other things, the Court denies confirmation of the Plan.  A copy of the Support Agreement is available on SEDAR under MID’s profile at www.sedar.com.

Under the Plan, all rights of MID and MEC against MEC’s directors’ and officers’ insurers will be preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC’s directors’ and officers’ insurers.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the “Second Amended Joint Plan of Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc., and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code” dated March 22, 2010 and the “Disclosure Statement for the Second Amended Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code” dated March 22, 2010.  The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

MATERIAL CONTRACTS

2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the “2007 MEC Bridge Loan”).  The 2007 MEC Bridge Loan was intended to provide short-term funding to MEC as it sought to implement a debt elimination plan (the “MEC Debt Elimination Plan”).

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park.  In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%.  On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at December 31, 2009 and at 12.5% at December 31, 2008).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been previously repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding such maturity date was accelerated to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009, the 2007 MEC Bridge Loan was not repaid when due.  On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million.  Interest on the 2007 MEC Bridge Loan accrues during the Debtors’ Chapter 11 process rather than being paid currently in cash.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million.  The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

At December 31, 2009, $139.2 million was outstanding under the fully drawn 2007 MEC Bridge Loan.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the 2007 MEC Bridge Loan and upon the effective date under the Plan, all liens and security under the 2007 MEC Bridge Loan will be released.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association Inc. (“GPRA”) and Remington Park, the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  Prior to the completion of the sale of Remington Park on January 1, 2010, the Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and is secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which cannot be subject to security under applicable legislation).  Prior to the completion of the sale of Remington Park on January 1, 2010, the Gulfstream Park project financing was also guaranteed by MEC’s subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licenses and permits (which could not be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.  Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  For the year ended December 31, 2009, $2.0 million (2008—  $3.4 million) of such payments were made.  During the year ended December 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the year ended December 31, 2008.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan, including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009.  However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009, the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively.  During the Debtors’ Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

At December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the MEC Project Financing Facilities and upon the effective date under the Plan, all liens and security under the MEC Project Financing Facilities will be released.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees).  The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances).  The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

(a)                                  Tranche 1

Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC’s joint venture arrangements with third parties.

In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.  The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009 Tranche 1 of the 2008 MEC Loan was not repaid when due.

(b)                                 Tranche 2

Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC’s subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence.  In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies’ assets.

In February 2009, MEC’s subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the “MEC VLT Application”) and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application.  Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million.  Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan.  The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan.  All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

The initial maturity date of Tranche 2 was December 31, 2011, which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009.  As a result of the Debtors’ Chapter 11 filing on March 5, 2009, there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

On Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million.  Interest and fees on the 2008 MEC Loan accrue during the Debtors’ Chapter 11 process rather than being paid currently in cash.

At December 31, 2009, $58.4 million was due under the 2008 MEC Loan.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC to be transferred to MID, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender’s liens and claims relating to the 2008 MEC Loan and upon the effective date under the Plan, all liens and security under the 2008 MEC Loan will be released.

DIP Loan

In connection with the Debtors’ Chapter 11 filing, the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million.  The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan.  The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC’s asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash.  The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at December 31, 2009).  MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors.  Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget.  The terms of the DIP Loan contemplate that MEC will sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

At December 31, 2009, $45 million (net of $1.3 million of unamortized deferred arrangement fees) was due under the DIP Loan.

On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010.  Under the amended DIP Loan, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court.  If certain assets sale milestones are not satisfied, there will be an event of default and/or additional arrangement fees will be payable by MEC.  The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged.  All advances under the amended DIP Loan must be made in accordance with an approved budget.

Subsequent to the consolidated balance sheet date, an additional $11 million was drawn and $27.8 million was repaid under the DIP Loan.  On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan.  Accordingly, the maximum commitment thereunder is $71.4 million, of which $3.5 million is available to be borrowed by MEC as at March 29, 2010.

Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park will be used to pay and satisfy in full all outstanding DIP Loan obligations.

Support Agreement

MID, MEC and the Creditors’ Committee, among others, have also entered into a Support Agreement pursuant to which, among other things, MID and the Creditors’ Committee agreed to support the Plan and MEC agreed to use its reasonable best efforts to seek approval of the Disclosure Statement in the Court on or prior to March 31, 2010 and seek confirmation of the Plan by the Court on or prior to April 30, 2010.  The Support Agreement may be terminated if, among other things, the Court denies confirmation of the Plan.  Copies of the Plan, the Disclosure Statement and the Support Agreement are available on SEDAR under MID’s profile at www.sedar.com.

Board Approvals

The provision of the MEC Project Financing Facilities, the 2007 MEC Bridge Loan, the 2008 MEC Loan and the DIP Loan, as well as all changes thereto, and the entering into of the Support Agreement were reviewed and considered by the Special Committee.  After considering the recommendations of the Special Committee and its own review and consideration thereof, the Board unanimously approved the transactions (excluding Messrs. Stronach and Mills, who (at the applicable times) did not vote because of their relationships with MEC).

For further details, please refer to our material change reports dated July 22, 2005, July 26, 2006, December 22, 2006, September 13, 2007, May 23, 2008, August 13, 2008, September 15, 2008, October 15, 2008, December 3, 2008, March 13, 2009, April 23, 2009, September 22, 2009, January 18, 2010, February 18, 2010 and March 26, 2010, all incorporated by reference herein and available on SEDAR at www.sedar.com. In addition, the Remington loan agreement, the amended and restated Gulfstream loan agreement, the 2007 MEC Bridge Loan, the 2008 MEC Loan, the DIP Loan and the Support Agreement are available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

For details relating to MEC’s material contracts, please consult the exhibit index to the MEC 10-K, as updated by quarterly reports on Form 10-Q filed thereafter, available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

EXPERTS

The financial statements for the financial year ended December 31, 2009 have been audited by Ernst & Young LLP, Chartered Accountants and Licensed Public Accountants, our auditor.  Ernst & Young LLP has advised us that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to MID may be found on SEDAR at www.sedar.com.  Additional information, including directors’ and executive officers’ compensation and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans is also contained in our Management Information Circular for our annual meeting of shareholders to be held on May 7, 2010.  Additional financial information is provided in our Audited Consolidated Financial Statements and Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2009.

Appendix A

MI Developments Inc. Audit Committee Charter/Mandate

Purpose

(1)                      The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Corporation shall provide assistance to the Board in fulfilling its oversight responsibilities to the Corporation’s shareholders with respect to the integrity of the Corporation’s financial statements and reports and financial reporting process.  In so doing, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent Auditor, the internal auditors of the Corporation (the “Internal Auditors”) and management of the Corporation and monitor their performance, recognizing that the independent Auditor is ultimately responsible to the Committee, the Board and the shareholders of the Corporation.

Organization

(2)                      The Committee shall be composed of not less than three (3) nor more than five (5) members, each of whom shall be financially literate and shall have such accounting or financial management expertise as is required to comply with the applicable law and the applicable rules and regulations of the Ontario Securities Commission (“OSC”) and the United States Securities and Exchange Commission (“SEC”), The New York Stock Exchange (“NYSE”) and any other regulator or authority from time to time.  Each of such members shall meet the independence standards required by the applicable rules of the OSC, the SEC, the NYSE and any other applicable regulatory authorities which are in effect from time to time.  No member of the Committee shall serve as a member of the audit committee of more than three other boards of directors of other public companies.  The Board shall annually appoint the members of the Committee and appoint a Chairman from among those appointed, to hold office until the next annual meeting of shareholders of the Corporation.  The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board.

(3)                      A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting.

(4)                      Meetings of the Committee shall be called by the Chairman of the Committee, and may be called by any member of the Committee, by the Chairman, any Deputy Chairman, any Vice-Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Corporation, by the head of the Corporation’s Internal Audit Department or by the independent Auditor of the Corporation.

(5)                      Unless otherwise determined by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as Secretary of the Committee and shall provide the independent Auditor, the Chairman, the Deputy Chairman, the Chief Executive Officer, the President, any Vice-Chairman, and the Chief Financial Officer of the Corporation as well as the head of the Internal Audit Department and each member of the Committee with notice of each meeting of the Committee, all of whom shall be entitled to attend each Committee meeting.  The Secretary of the Committee will keep minutes of the Committee and such minutes will be retained in the corporate records of the Corporation.  The Chairman of the Committee or the Committee may request any officer or employee of the Corporation or its affiliates to attend a Committee meeting.

(6)                       In addition to any meeting of the Committee called pursuant to Section 4 above, the Committee shall meet with management and the independent Auditor of the Corporation within:

(a)                      forty-five (45) days, or such lesser period as may be prescribed by applicable law, following the end of each of the first three financial quarters of the Corporation, but in any event prior to the release of the financial results for each such quarter and their filing with the applicable regulatory authorities, to review and discuss the financial results of the Corporation for the preceding fiscal quarter and the related Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) as well as the results of the independent Auditor’s review of the financial results for such quarter and, if satisfied, report thereon to, and recommend their approval by, the Board and their inclusion in the Corporation’s required regulatory filings for such quarter; and

(b)                     ninety (90) days, or such lesser period as may be prescribed by applicable law, following the financial year-end of the Corporation, but in any event prior to the release of the financial results for the financial year and their filing with the applicable regulatory authorities, to review and discuss the audited financial statements of the Corporation for the preceding fiscal year and the related MD&A and, if satisfied, report thereon to, and recommend their approval by, the Board and the Corporation’s shareholders as required by applicable law and their inclusion in the Corporation’s Annual Report and other required regulatory filings.

In reviewing the quarterly and annual financial results the Committee shall ensure that there are adequate procedures for review of such financial results, including timely review by the independent Auditor.

(7)                      For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with management, any employee of the Corporation, the Internal Audit Department staff, the independent Auditor or any advisors to the Corporation as well as the right to inspect all books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and other matters relating to the financial position of the Corporation with the employees, management, the independent Auditor and other external advisors of the Corporation as well as the Internal Auditors.

(8)                      The Committee may retain outside financial, legal and other experts at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

Duties and Responsibilities

(9)                      With respect to audit related matters and in addition to the duties and obligations of the Committee under applicable law, the Committee may examine and consider such matters in relation to the internal and external audit of the Corporation’s accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable except for those matters specifically delegated by the Board to another Board committee or retained by the Board.

In carrying out the Committee’s responsibilities, the Committee shall:

(a)                      be directly responsible for the appointment, compensation, retention and oversight of the work of the independent Auditor, including resolution of disagreements between management and the independent Auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation;

(b)                     pre-approve, or establish procedures and policies for the pre-approval of, the engagement and compensation of the independent Auditor in respect of the provision of all audit, audit-related, review or attest engagements required by applicable law;

(c)                      review and approve the objectives and general scope of the external audit (including the overall audit plan, the proposed timing and completion dates) and discuss the external audit with the independent Auditor;

(d)                     evaluate the performance, quality control procedures and efficiency of the independent Auditor in carrying out its responsibilities, review the experience and qualifications of the independent Auditor team, make annual recommendations to the Board as to the appointment or re-appointment of the independent Auditor, and need for rotation of the independent Auditor (if any) and review such Auditor’s independence, including the receipt at least annually of a disclosure report from the independent Auditor regarding such Auditor’s independence as required by Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committee”, or other applicable regulatory requirements;

(e)                      satisfy itself generally that there is a good working relationship between management and the independent Auditor, review any management letters, schedule of unadjusted differences or other reports of the independent Auditor and discuss any material differences of opinion between management and the independent Auditor;

(f)                        satisfy itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified, meet with and review significant reports of the Internal Auditors and the independent Auditor relating to such internal controls and review the appointment, termination and replacement of the senior management of the Internal Auditors, the scope of the Internal Auditor’s work plan and the overall performance, staffing and resources of the Internal Auditors;

(g)                     review annually management’s assessment and report relating to the effectiveness of the Corporation’s internal financial controls and procedures in respect of each fiscal year of the Corporation, as well as the Independent Auditor’s attestation of such assessment, in each case when required under applicable law;

(h)                     review (i) the selection, use and quality of application of, and proposed material changes to, critical accounting principles and practices and related judgments, and (ii) alternative GAAP treatments for policies and practices relating to material items, including the ramifications of such alternative disclosures or treatments and any preferred treatment, to ensure that the critical accounting policies and practices and GAAP treatments adopted are appropriate and consistent with the Corporation’s needs and applicable requirements, and discuss the same with the independent Auditor;

(i)                         review with management and the independent Auditor any issues raised by regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting or auditing practices;

(j)                         review on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation, review the findings of any regulatory authorities in relation to the financial affairs of the

Corporation, review the disclosure of all insider and related party transactions and monitor compliance with the Corporation’s Code of Conduct which may be in effect from time to time;

(k)                      satisfy itself that there is an agreed course of action leading to the resolution of significant unsettled issues that do not affect the audited financial statements (e.g., disagreements regarding correction of internal control weaknesses or the application of accounting principles to proposed transactions), if any;

(l)                         assess with management the Corporation’s material risk exposures and the Corporation’s actions to monitor and control such exposures;

(m)                   review and approve the hiring of former employees of the independent Auditor who were engaged on the Corporation’s account within the last three years prior to such hiring;

(n)                     review all material off-balance sheet transactions and the related accounting presentation and disclosure;

(o)                     discuss with the independent Auditor the matters required to be discussed by the Statement of Auditing Standards No. 54, 61, 89 and 90 (and comparable generally accepted auditing standards in Canada) and other applicable standards or requirements in effect from time to time relating to the conduct of the audit and quarterly review of the interim financial results;

(p)                     review and assess this Audit Committee Charter/Mandate annually and make recommendations to the Board for such changes to the Charter/Mandate as the Committee shall consider necessary or desirable;

(q)                     prepare the Audit Committee report in the form and at the time required by the applicable rules of the OSC, SEC, NYSE or other regulatory authorities which are in effect from time to time for inclusion in the Corporation’s Annual Report, Annual Information Form and/or information circular/proxy statement;

(r)                        review and approve in advance all non-audit services otherwise permitted at law to be provided by the independent Auditor to the Corporation, provided that the Committee may pre-approve certain services within designated thresholds on an annual basis and further provided that the Committee may delegate to the Chairman of the Committee or such other members of the Committee that it deems appropriate certain pre-approval authority.  Any such approval granted by such persons shall be reported at the next regularly scheduled meeting of the Committee;

(s)                      review and, where appropriate, approve all public disclosure documents of the Corporation containing financial information or forecasts of the Corporation prior to its release, including all press releases containing such information or forecasts;

(t)                        establish procedures for (i) the receipt, retention and handling of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(u)                     meet separately with management, the Internal Auditors and the independent Auditors, when appropriate, and in any event with the reporting entity each time that the Internal Auditors or the independent Auditor provides a report to the Committee; and

(v)                     perform such other functions as requested or delegated by the Board from time to time or as required by the Corporation’s articles and by-laws, applicable law or applicable regulatory agencies.

(10)                 Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles as these are the responsibility of management, the Internal Auditors and the independent Auditor.  This Charter/Mandate has been established to assist in ensuring sound business practices within the Corporation and to ensure the Corporation’s compliance with applicable laws or regulations; however, nothing contained in this Charter/Mandate is intended to expand applicable standards of liability under statutory and regulatory requirements for the directors of the Corporation or members of the Committee.